UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ICC Holdings, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
44931Q104

(CUSIP Number)

June 27, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Rock Island Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Domain Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Domain Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Leardo Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Patrick R. Leardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

ICC Holdings, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

225 20th Street, Rock Island, Illinois 61201

Item 2.	(a) Name of Person Filing:

This Schedule is being filed by: (1) Rock Island Investors, LLC, a Delaware limited liability company (“Rock Island”), with respect to the Common Stock (as defined in Item 2(d) below) beneficially owned by it; (2) Domain Capital Advisors, LLC, a Delaware limited liability company (“Domain”) and the sole manager of Rock Island, with respect to the Common Stock beneficially owned by Rock Island; (3) Domain Capital Group, LLC (“DCG”), a Delaware limited liability company and sole manager of Domain; (4) Leardo Asset Management, LLC, a Florida limited liability company (“LAM”) and the sole manager of DCG, with respect to the Common Stock beneficially owned by Rock Island; and (5) Patrick R. Leardo, a United States citizen and the President of LAM (“Mr. Leardo”), with respect to the Common Stock beneficially owned by Rock Island.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2.	( b) Address of Principal Business Office:

(1) The principal business office of Rock Island is c/o Domain Capital Advisors, LLC, 1230 Peachtree Street NE, Suite 3600, Atlanta, GA 30309;

(2) The principal business office of Domain is 1230 Peachtree Street NE, Suite 3600, Atlanta, GA 30309;

(3) The principal business office of DCG is 1230 Peachtree Street NE, Suite 3600, Atlanta, GA 30309;

(4) The principal business office of LAM is 772 Dream Island Road, Longboat Key, FL 34228; and

(5) The residence of Mr. Leardo is 772 Dream Island Road, Longboat Key, FL 34228.

Item 2.	(c) Citizenship:

(1) Rock Island is a Delaware limited liability company;

(2) Domain is a Delaware limited liability company;

(3) DCG is a Delaware limited liability company;

(4) LAM is a Florida limited liability company; and

(5) Mr. Leardo is a United States citizen.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2.	(e) CUSIP No.:

44931Q104

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

This Schedule 13G reports beneficial ownership of the Common Stock beneficially owned by the Reporting Persons as of the date hereof.

A. Rock Island Investors, LLC; Domain Capital Advisors, LLC; Domain Capital Group, LLC; Leardo Asset Management, LLC

(a) Amount beneficially owned: 0

(b) Percent of class: 0.0%. The position has been completely liquidated.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Rock Island has the power to dispose of and the power to vote the Common Stock beneficially owned by it, which powers may also be exercised by Domain, its sole manager, Domain Capital Group, LLC (“DCG”), sole manager of Domain, and LAM, the sole manager of DCG. Neither Domain, DCG nor LAM directly owns any of the Common Stock. By reason of the provisions of Rule 13d-3 of the Exchange Act of 1934, as amended (the “Act”), each may be deemed to beneficially own the Common Stock beneficially owned by Rock Island. However, none of the foregoing should be construed in and of itself as an admission by Domain, DCG or LAM or by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person. In addition, each of Domain, DCG and LAM expressly disclaims beneficial ownership of the Common Stock owned by Rock Island.

B. Patrick R. Leardo

(a) Amount beneficially owned: 0

(b) Percent of class: 0.0%. The position has been completely liquidated.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Mr. Leardo, who controls LAM, has the sole power to vote and dispose of the Common Stock beneficially owned by Rock Island. Mr. Leardo does not directly own any of the Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Leardo may be deemed to beneficially own the Common Stock beneficially owned by Rock Island. However, none of the foregoing should be construed in and of itself as an admission by Mr. Leardo or by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person. In addition, Mr. Leardo expressly disclaims beneficial ownership of the Common Stock owned by any of Rock Island.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the operating agreement of Rock Island, the members of Rock Island may be deemed to have the right to receive distributions of dividends from, or the proceeds from the sale of, shares of the Issuer. One of the members, Abernathy Fund 1, LLC, an affiliate of the State of Michigan Retirement System, may be deemed to have the right to receive dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock reported in this statement.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

Rock Island Investors, LLC

By:	/s/ Sergil Naviwala
Sergil Naviwala, Authorized Representative

Domain Capital Advisors, LLC

By:	/s/ Sergil Naviwala
Sergil Naviwala, Authorized Representative
Domain Capital Group, LLC

By:	/s/ Sergil Naviwala
Sergil Naviwala, Authorized Representative

Leardo Asset Management, LLC

By:	/s/ Patrick R. Leardo
Patrick R. Leardo, Authorized Representative

Patrick R. Leardo

By:	/s/ Patrick R. Leardo
Patrick R. Leardo

CUSIP No. 44931Q104	SCHEDULE 13G/A	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 10, 2024

Rock Island Investors, LLC

By:	/s/ Sergil Naviwala
Sergil Naviwala, Authorized Representative

Domain Capital Advisors, LLC

By:	/s/ Sergil Naviwala
Sergil Naviwala, Authorized Representative
Domain Capital Group, LLC

By:	/s/ Sergil Naviwala
Sergil Naviwala, Authorized Representative

Leardo Asset Management, LLC

By:	/s/ Patrick R. Leardo
Patrick R. Leardo, Authorized Representative

Patrick R. Leardo

By:	/s/ Patrick R. Leardo
Patrick R. Leardo